UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                                (Amendment No. 23)

                           SANTA FE FINANCIAL CORPORATION
                           ------------------------------
                                  Name of Issuer

                     Common Stock, Par Value $0.10 Per Share
                     ---------------------------------------
                           Title of Class of Securities

                                   802014-10-0
                                   -----------
                                   CUSIP Number


                                 Michael G. Zybala
                            Asst. Secretary and Counsel
                            The InterGroup Corporation
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                 December 30, 2005
                                 -----------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 802014-10-0                                     Page 2 of 6 Pages
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1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                         13-3293645
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only
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4.   Source of Funds

     WC
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     Delaware
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Number of                                 7.   Sole Voting Power
Shares                                         968,564
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           919,164
                                          -----------------------------------
                                          10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     968,564 Shares of Common Stock
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12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     78.0%
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14.  Type of Reporting Person

     CO
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CUSIP No. 802014-10-0                                      Page 3 of 6 Pages
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1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only

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4.   Source of Funds

     N/A
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     U.S.
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Number of                                 7.   Sole Voting Power
Shares
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           968,564
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           49,400
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               968,564
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     968,564 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     78.0%
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
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                           AMENDMENT NO. 23
                           TO SCHEDULE 13D
                    OF THE INTERGROUP CORPORATION
                         AND JOHN V. WINFIELD
                  REGARDING OWNERSHIP OF SECURITIES OF
                     SANTA FE FINANCIAL CORPORATION


          This Amendment No. 23 to Schedule 13D is being filed by The InterGroup Corporation, a Delaware Corporation ("InterGroup"), and John V. Winfield, the Chairman, President and Chief Executive Officer of InterGroup, to update information previously furnished.

          The following items of this Schedule 13D are amended:


Item 1.   Security of issuer

          This Amendment reflects additional purchases of the Common Stock, $.10 par value (the "Common Stock") of Santa Fe Financial Corporation, a Nevada corporation, ("Santa Fe") by InterGroup and the conversion of 63,600 shares of Convertible Voting Preferred Stock (the "Preferred Stock") by InterGroup into 63,6000 shares of Common Stock.

Item 3.   Source and Amount of Funds or Other Consideration.

          InterGroup used working capital as its source of funds to purchase additional shares of the Common Stock. No funds or other consideration were paid for the conversion of the Preferred Stock into shares of Common Stock of Santa Fe. The Preferred Stock was convertible to Common Stock on a one-for-one basis.

Item 4.   Purposes of Transactions.

          InterGroup and Mr. Winfield have ownership and voting control over Santa Fe. Mr. Winfield serves as Chairman of the Board, President and Chief Executive Officer of InterGroup and Santa Fe. All of Santa Fe's Directors also serve as Directors of InterGroup. As previously reported, on June 30, 1998, John V. Winfield entered into a voting trust agreement, whereby he granted to InterGroup the right to vote the 49,400 shares of Santa Fe Common Stock owned by him as well as a right of first refusal on any sale of those shares.

          On December 31, 2005, InterGroup elected to convert the 63,600 shares of Preferred Stock that it owned in Santa Fe into 63,600 shares of Common Stock. The Preferred Stock was convertible to Common Stock on a one-for-one basis. The conversion of the Preferred Stock to Common Stock of the Company by InterGroup was for investment purposes. InterGroup or Mr. Winfield may, from time to time, purchase additional shares of Common Stock in open market transactions, primarily block purchases, or in private transactions, to increase their ownership position in Santa Fe.

          InterGroup, Santa Fe and John V. Winfield have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.

Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) InterGroup, as of December 31, 2005, may be deemed to beneficially own, for purposes of this Section 13(d) of the Exchange Act: (i) 919,164 shares of the Common Stock it directly owns; and (ii) 49,400 shares of Common Stock owned by Mr. Winfield over which it has voting control. The total of those shares represent approximately 78.0% of the outstanding Common Stock of Santa Fe.

          John V. Winfield owns 49,400 shares of the Common Stock of Santa Fe. Mr. Winfield is the Chairman, President and Chief Executive Officer of InterGroup and is the controlling shareholder of InterGroup. Mr. Winfield has investment and voting control of the securities held by InterGroup. To the extent that Mr. Winfield is deemed to beneficially own, for purposes of
Section 13(d), the Common Stock owned by InterGroup, he would beneficially own 78.0% of the Common Stock.

          The above percentages were determined based on Santa Fe's representations in its latest filing with the Securities and Exchange Commission that it had 1,178,210 shares of Common Stock issued and outstanding as of November 9, 2005, and assuming the effect of the conversion of the 63,600 shares of Preferred Stock into Common Stock.

          (b) As the Chairman, President, Chief Executive Officer and controlling shareholder of InterGroup, John V. Winfield shares the voting power and disposition power with respect to the Common Stock and Preferred Stock owned by InterGroup.

          As provided for in the voting trust agreement, InterGroup has voting power over the shares owned by Mr. Winfield. Mr. Winfield has sole disposition power with respect to the Common Stock owned by him, subject to InterGroup's right of first refusal.

          (c) Other than the conversion of the 63,600 shares of Preferred Stock into shares of Common Stock discussed above, the following transaction was effected in the Common Stock during the past sixty (60) days by
InterGroup:
                Number of           Price per
    Date         Shares               Share                 Nature
  --------      ---------           ---------          --------------------
  12/30/05       14,100              $18.40            Open Market Purchase


          (d) No person other than InterGroup, with respect to its shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

          (e)  Inapplicable.

                               SIGNATURES


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 4, 2006                THE INTERGROUP CORPORATION
        ---------------
                                   By: /s/ Michael G. Zybala
                                       ---------------------------
                                       Michael G. Zybala
                                       Asst. Secretary and Counsel


Dated:  January 4, 2006                /s/ John V. Winfield
        ---------------                ---------------------------
                                       John V. Winfield